RUBICON MINERALS CORPORATION

SECOND QUARTER ENDED JUNE 30, 2005

Management’s Discussion & Analysis

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) includes financial information from, and should be read in conjunction with, our interim consolidated financial statements for the quarter ended June 30, 2005. Please refer to the cautionary notices at the end of this MD&A. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian Dollar. This MD&A is made as of August 12, 2005.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company currently holds a 35.6% interest in Africo Resources Ltd., (“Africo”) a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo and a 60.4% interest in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company does not currently have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

RED LAKE EXPLORATION

McFinley Property

The Company commenced a diamond drilling program in January 2005 on its 100% owned McFinley project. The drilling results announced on May 4, 2005 are as follows:

Phoenix Zone strike length extended to 500 metres

Drilling doubled the extent of the Phoenix Zone. Mineralization within the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface (see figure 1). Recent intercepts include:

•	17.24 g/t gold over 2.15 metres (PZ-59)
•	34.17 g/t gold over 1.20 metres (included in PZ-58)
•	8.89 g/t gold over 2.40 metres (PZ-77)
•	12.55 g/t gold over 1.15 metres (PZ-80)

These results, along with previous intersections (below) confirm the presence of a major gold system.

•	5.46 g/t over 4.80 metres (PZ-03)
•	70.10 g/t over 3.10 metres (PZ-23)
•	15.81 g/t over 3.50 metres (PZ-25)

See Table 1 for a summary of economically significant gold intersections to date. A complete list of all significant intersections along with select cross sections is posted on the Company’s website at www.rubiconminerals.com.

New zones/lenses discovered

Several new zones/lenses are identified in both the hanging wall and footwall to the main lens of mineralization. Highlight drill intersections include:

•	53.27 g/t gold over 1.60 metres (PZ-81)
•	20.18 g/t gold over 1.30 metres (PZ-76)
•	11.04 g/t gold over 2.00 metres (PZ-75)

Carbonate Zone returns thick intercepts

The latest drilling program outlined of particular significance a complex, 20-30 metre thick carbonate (ankerite) replacement zone ("CARZ") that contains numerous colloform banded 'snowbank' veins up to five metres thick. These are variably silicified and mineralized over thicknesses of up to 14 metres with fine grained needle arsenopyrite, plus accessory sulphides. Intersections include:

•	5.16 g/t gold over 8.95 metres (incl. 29.50 g/t over 0.45 metres) (PZ-82)
•	6.00 g/t gold over 7.70 metres (PZ-83)
•	5.22 g/t gold over 6.50 metres (PZ-84)
•	1.93 g/t gold over 14.0 metres (PZ-92)

Alteration and mineralization associated with the newly discovered zone, located 75 metres structurally above the main lens, now extends over a 120 metre strike length, 60 metres down dip and remains open. Chemically reactive massive colloform-crustiform ankerite veins are an important host of ore in Goldcorp’s High-Grade Zone, and the identification of this style of mineralization in the Phoenix Zone area further confirms the similarities between the two gold systems.

Other Zones

The Phoenix Zone is one of several mineralized zones previously identified over the four kilometer length of the McFinley Property, including: the MAC-1 Zone (up to 45.95 g/t gold over 1.0 metres and 66.18 g/t gold over 0.30 metres), the MAC-3 Zone (up to 36.00 g/t gold over 1.3 metres), and the main McFinley Peninsula area where there is an historical inferred resource of 334,007 tons at 0.20 oz/ton gold to a depth of 400 feet. (This resource according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of NI 43-101). 2005 exploration drilling north and south of the Phoenix Zone identified several areas of anomalous gold (>200 ppb) and/or permissive alteration, including 14.03 g/t gold over 1.30 metres.

Other Red Lake properties

Slate Bay Project

The Company optioned its Slate Bay project in Red Lake whereby King’s Bay Gold has the option to acquire a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and share payments totaling $90,000 to the Company over the term of the agreement.

Red Lake North Property

In the first quarter of 2005, Goldcorp Inc. funded drill program consisting of three holes (738 metres) on the Red Lake North Property. The program was reconnaissance in nature, consisting of widely spaced holes, ranging in length from 167 metres to 288 metres. Drillholes confirmed the southwest strike continuation of Sidace Lake area stratigraphy along the northern margin of the Blackbear Intrusion now know to track the length of the Red Lake North property for a distance of >10 km. Moderate potassium alteration up to 190 m thick with variable development of quartz-sericite, quartz-sericite-biotite, and sericite-biotite-amphibole schist alteration compares favourably with that observed in the main Sidace Lake gold zones, albeit somewhat weaker in intensity. No significant assays were returned.

Adams Lake Property

Goldcorp Inc. funded a drill program consisting of two holes (612 metres) in late March 2005 on the northern portion of the Adams Lake property, Balmer and Bateman Townships, within the Red Lake Mining Division, Ontario. Drilling confirmed the presence of the Pindar Creek ultramafic rocks of the Balmer stratigraphy. No significant assays were returned.

West Red Lake Property

The Company and Redstar Resources Corp. renegotiated the option agreement on this property. Under the new agreement, Redstar made a $25,000 cash payment in total to Rubicon and to a third party, issued 250,000 of its common shares to Rubicon by February 28, 2005. Over a four year period, Redstar must make additional cash payments of $175,000 and issue an additional $75,000 in common shares and completer $1.1 million in work expenditures to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million.

Newfoundland exploration

Glenwood-Botwood Trend Properties - H-Pond project

During 2004, the Company’s exploration program on its 100% controlled H-Pond project located 10 kilometres from the town of Gander led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies. The Company considers H-Pond to represent a significant early stage gold discovery which merits additional drilling.

In the first quarter of 2005, the Company completed a 20 hole, 3,552 metre diamond drilling program that intersected additional high grade gold up to 11.85 g/t gold over 0.80 metres (including 22.18 g/t gold over 0.40 metre), 10.43 g/t gold over 1.85 metre (including 26.53 g/t gold over 0.70 metre) and 10.14 g/t gold over 1.15 metres (including 14.48 g/t gold over 0.50 metre). The zone has been extended an additional 350 metres along strike by wide spaced drilling (50-100 metre step-outs), increasing the strike length to 450 metres and to a vertical depth of 250 metres. Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold.

At Pocket ponds, located 3 km south of the H-Pond prospect, a single drill hole intersected a visible gold bearing quartz vein (5.27 g/t gold over 1.55 metre, including 13.90 g/t gold over 0.55 metre) that correlates with quartz veining exposed by surface trenching (up to 25.5 g/t gold in grab samples). This hole cored two additional quartz vein zones, one of which contains 0.50 g/t gold over 3.2 metres and is 100 metres downdip from the Pocket ponds discovery intersection (6.63 g/t gold over 1.7 metre).

Golden Promise Trend Properties

Golden Promise project

Placer Dome (Canada) Inc. (“Placer”) funded a $0.2 million (1,650 sample) geochemical program for the first quarter of 2005 at the Golden Promise gold project. This program has defined several new targets throughout the property that require follow-up testing via trenching.

During the second quarter ended June 30, 2005, Placer notified the Company that it has elected to withdraw from the exploration agreement covering the Golden Promise gold project. The property now reverts 100% back to the Company.

Since 2003, Placer has spent in excess of $1.7 million on exploration of the Golden Promise gold project and the project has greatly benefited from Placer’s involvement. The exploration programs included diamond drilling at Jaclyn and a preliminary evaluation of the approximately 580 square km including regional prospecting, geological mapping, soil geochemistry and a high resolution airborne magnetic and electromagnetic survey that identified numerous new gold targets.

Drilling at the Jaclyn zone extended the Jaclyn main zone to a strike length of 375 metres and to a vertical depth of 192 metres. Of the 30 holes testing the Jacklyn main zone to date, 20 have intersected visible gold-bearing quartz vein(s). Intersections include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2 metres and 14.85 g/t gold over 2.25 metres. Three additional gold bearing vein zones were discovered at Jaclyn North zone, Jaclyn South zone and the Christopher zone that require follow-up definition drilling.

The Company is evaluating options including expressions of interest from third parties to further expand the area of known mineralization within the Jacklyn-Christopher area.

Avalon project

In January 2005, IAMGold notified the Company of its decision to terminate its option on this project. The Company is seeking a new partner to advance this project.

Newfoundland asset spin-out

During the second quarter ended June 30, 2005, the Company announced its board of directors has approved a proposal for the Company to distribute its Newfoundland assets to existing shareholders of the Company by way of a plan of arrangement subject to shareholder and regulatory approvals and securing sufficient funding for the new vehicle.

Investments

Africo Resources Ltd.

During 2004, the Company completed the acquisition of a 35.6% interest in Africo Resources Ltd. (“Africo”), a private B.C. company for a net cash amount of $1.7 million (including gain on partial resale of shares and due diligence costs). Africo controls the option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo which has an inferred resource of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt as reported by SRK Consulting in accordance with the

JORC code for reporting of mineral resources which conforms to the requirements of National Instrument 43-101 (see Sedar filings for technical report). The Company accounts for this investment on an equity basis.

During 2004, Africo began in-fill drilling on its copper-cobalt mineral property to upgrade the resource classification as part of a feasibility study which is expected to be completed in the second half of 2005 as well as exploration drilling to expand its current resource and test new targets. The Company reported results from four drill holes on the C5PSL target that returned core lengths of 29.97 to 53.0 metres of 2.63 to 2.98% copper and 0.37 to 1.36% cobalt.

During the second quarter ended June 30, 2005, the Company participated in an Africo $5.33 million first round mezzanine equity financing. The Company acquired 1,420,000 common shares at a price of $1.50 per share for a total cost of $2.13 million of which $1.15 million has been advanced as of March 31, 2005.

Subsequent to June 30, 2005, the Company purchased an additional 34,943 common shares of Africo for $52,414 from its pro-rata share of the first round mezzanine equity financing not subscribed for by existing shareholders. Including this latest purchase, the Company owned 36.8% of Africo.

Subsequent to June 30, 2005, the Company also agreed to participate in a second round Africo mezzanine equity financing of $5.0 million to be completed in August 2005. The Company’s pro-rata share of this latest Africo financing is $1.84 million.

Africo expects to close a third round mezzanine equity financing in September 2005. The Company at its sole discretion may elect to participate in this financing.

During the six months ended June 30, 2005, Africo released additional drilling results. For a complete list of drill results, please visit the company’s website at www.rubiconminerals.com

On the C5 Anticline target, drilling results from 7 holes returned thick (24.49 to 92.94 metres) and variable copper grades (0.16% to 8.05%) and cobalt grades (0.31% to 0.79%). Drilling tested both limbs of an anticline, the limbs of which dip at approximately 56 degrees towards the North East. Three holes tested the western limb and four holes tested the full thickness of the folded succession. One hole was sited in the nose of the fold to test the geology and grade in this area and to determine the plunge of the fold structure, which is approximately 45 degrees to the north. This target has a current inferred resource of 4.5 Mt grading 3.89% copper and 0.69% cobalt.

On the C5PSL target, additional in-fill drilling, based on 50 metre centres, returned thick oxidized intersections (22 to 53 metres) with consistent high copper grade (up to 3.98%) and exceptional cobalt grade (up to 1.36%). Drilling to date has demonstrated good lateral and depth continuity of the oxide zone with a strike length of over 625 metres which will allow for calculation of a new resource to a depth of 100 metres from surface. Dominantly oxide mineralization is known from wider spaced drilling to continue to a depth of 150 metres below surface. This target has a current resource of 6.4 Mt grading 2.77% copper and 0.76% cobalt. Surface mapping has identified a very shallow dipping extension which has a footprint of about 250 by 100 metres and sampling has confirmed significant copper mineralization with cobalt values of up to 3% near surface that could increase the existing resource.

On the KALN(S) target, drilling results from 12 holes returned thick (17.20 to 117 metres) and variable copper grades (1.46% to 5.89%) with significantly higher grade copper in the centre and south and with lower cobalt (0.12 to 0.58%) than the inferred resource average grade. Mineralization extends into the hanging wall units for 9 to 26 metres and this mineralization has the potential to increase the current resource. One historical hole intersected 10.5 metres grading 5.36% copper and 0.41% cobalt in sulphides approximately 450 metres below surface and the current oxide zone. This sulphide zone has the potential to expand the resource on this target and this will be evaluated in due course. This target has a current inferred resource of 3.3 Mt grading 2.46% copper and 0.49% cobalt.

On the KALN(N) target, results from nine holes returned thick (15.90 to 58.66 metres) and variable copper grades (1.58 to 3.75%) and cobalt grades (0.23 to 0.93%) comparable to the initial drilling data. This target currently has a current inferred resource of 2.5 Mt grading 2.89% copper and 0.58 % Cobalt.

A new target, currently not included in the current inferred resource calculation, was identified 1km east of the C5SPL target. Shallow dipping mineralization exposed at surface is cobalt rich and returned trenching results of 0.29 to 1.24% cobalt over a strike length of 350 metres.

Six major consultants have been appointed to undertake key aspects of the feasibility study, including baseline EIA studies. A bulk surface sample has been taken and sent to MINTEK for metallurgical and other testwork.

Toquima Minerals Corporation

In early November 2004, Toquima, in which the Company currently has a 60.4% interest, filed a final prospectus with the securities regulatory authorities in the provinces of British Columbia and Alberta, Canada in connection with an initial public offering (“IPO”) of its common shares and a listing on the TSX Venture exchange.

The prospectus became stale dated in January 2005 as the intended initial public offering was not completed. The Company and Toquima are currently seeking and evaluating options to finance the exploration of Toquima’s mineral properties in the State of Nevada and Alaska.

During the 3 months ended March 31, 2005, Toquima signed a joint venture agreement with Newmont Mining Corporation (“Newmont”) whereby Newmont can earn a 60% interest in the Leach Springs mineral property in Nevada by spending US$2 million over a four year period with Newmont committing to spend US$150,000 in the first year. During the second quarter ended June 30, 2005, Newmont completed a drilling program and results are pending as of the date of this MD&A.

Toquima also signed a binding letter of intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco can earn a 60% interest in Toquima’s Pine Grove mineral property by spending US$2 million on exploration over a five year period with Romarco committed to spend US$325,000 in the first year subject to drill permitting and rig availability.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com.

The Company has to-date been able to raise sufficient equity financing to maintain its mineral properties in good standing, acquire new mineral properties, carry out a certain amount of exploration on its principal and other mineral properties and to invest in Africo. There are no assurances that additional equity or partner funding will be available to allow the Company to maintain its mineral properties in good standing or to maintain its current % ownership in Africo. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in its mineral properties and/or a dilution in its investment in Africo.

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2004	2003	2002
Interest and miscellaneous income	$150,018	$153,910	$74,162
Gain on sale of investments	$694,769	$19,703	-
Stock based-compensation expense	$983,380	$556,046	$145,355
Write-off of deferred property costs	$1,928,106	$432,915	$171,358
Net loss	$4,082,836	$2,312,394	$1,102,112
Basic and diluted net loss per share	$0.07	$0.05	$0.04
Total assets	$30,319,662	$29,963,297	$13,687,005
Total long-term financial Liabilities (Non-controlling interest)	$474,340	$682,594	Nil
Cash dividends	Nil	Nil	Nil

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, both which have no identifiable trend and the sale of investments.

OPERATING RESULTS - Six months ended June 30, 2005 compared to the six months ended June 30, 2004

For the six months ended June 30, 2005, the Company incurred a net loss of $957,075 ($0.02 per share) compared to a net loss of $1,661,494 ($0.03 per share) in the comparative period, a decrease in net loss of $704,419.

During the six months ended June 30, 2005, the Company recorded $1,043,943 in a non cash future income tax recovery with a corresponding decrease in share capital. In December 2004, the Company entered into an agreement to issue flow through shares at $1.40 per share. The Company completed the initial two tranches in December 2004 by issuing 2,093,412 flow-through shares for gross proceeds of $2.9 million. In February 2005, the Company renounced $2.9 million in exploration expenditures to investors. Under Canadian GAAP, the Company is required to reduce share capital by the amount of temporary taxable differences created by the renunciation of exploration expenditures to investors. This tax entry has no cash flow impact.

The Company incurred $343,216 in salary costs in the six months ended June 30, 2005 compared to $222,794 in 2004, an increase of $120,422. The increase is partly due to the recording of higher administrative costs by technical staff, salary increases, beginning in 2005, the payment of retainer and meeting fees for its independent and non executive directors and recruiting costs incurred in 2005.

The Company recorded $1,002,250 in stock-based compensation expense during the six months ended June 30, 2005. with the granting of 1,825,000 options to directors and officers and 35,000 options to employees compared to $628,000 in 2004 when the Company granted 800,000 options to employees.

The Company did not incur additional costs in 2005 related to its cancelled Toquima IPO costs compared to $260,068 for the six months ended June 30, 2005. Concurrently, the Company allocated $24,073 in subsidiary’s loss to minority interest in 2005, a decrease of $95,988 compared to $120,061 allocated in the comparative period.

During the six months ended March 31, 2005, the Company sold some of its liquid investments and realized a gain of $116,434 compared to a loss of $2,214 in the comparative quarter.

The Company incurred increased transfer and filing fees of $81,340 primarily due to the additional costs associated with the AMEX listing.

OPERATING RESULTS - Three months ended June 30, 2005 compared to the three months ended June 30, 2004

For the three months ended June 30, 2005, the Company incurred a net loss of $672,707 ($0.01 per share) compared to a net loss of $675,878 ($0.01 per share) in the comparative period.

The Company incurred $19,064 in consulting fees for the three months ended June 30, 2005 compared to $132,600 in the comparative quarter which included $117,600 in stock based compensation for options granted to a consultant.

The Company incurred $80,234 more in investor relations costs for the three months ended June 30, 2005 with the hiring of a PR firm and costs associated with securing an equity financing.

There were no Toquima IPO costs in 2005 as the IPO for Toquima was not completed compared to $204,889 in 2004.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third
Interest and miscellaneous income	$14,977	$34,416	$32,033	$27,484	$41,215	$49,361	$53,094	$48,266
Gain (loss) on sale of investments	-	$116,434	$14,747	$682,161	$(2,214)	-	$19,703	-
Stock-based compensation expense	$18,725	$983,525	338,640	$16,740	-	$628,000	$431,519	-
Write-offs of Deferred property costs	$88,970	$46,325	$1,127,765	$684,167	$116,174	-	$431,519	-
Net loss	$657,611	$299,464	$2,043,399	$377,943	$675,878	$985,616	$1,417,090	$331,006
Basic and fully diluted net loss per share	$0.01	$0.01	$0.03	$0.01	$0.01	$0.02	$0.02	$0.01

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, both which have no identifiable trend and the sale of investments.

LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital position of $1.8 million as at June 30, 2005 compared to $6.4 million as at December 31, 2004. The working capital position does not include $5.4 million (at cost; $0.9 million in shares of publicly listed companies and

$4.5 million in Africo, a non liquid investment) in investments in a number of publicly listed and private companies ($3.2 million - December 31, 2004).

The Company completed the final tranche of a flow-through share financing in January 2005 by issuing 1,000,000 flow through common shares raising $1.3 million (net of cash costs of $0.1 million), issued 482,493 common shares upon exercise of warrants for cash proceeds of $0.6 million and issued 300,000 common shares upon exercise of options for cash proceeds of $0.3 million for total net cash proceeds of $2.2 million received during the three months ended March 31, 2005 from share issuances. The Company also disposed of some of its liquid investments raising an additional $0.2 million in that period.

The Company raised a total of $4.3 million in flow-through financing in December 2004 and January 2005. In February 2005, the Company renounced $2.9 million in exploration expenditures to investors with an effective date of December 31, 2004. As at June 30, 2005, the Company had incurred $2.7 million in flow through eligible expenditures ($2.3 million in Ontario and $0.9 million in Newfoundland). The Company is required to spend an additional $1.1 million in flow through eligible exploration expenditures in 2005.

On July 26, 2005, the Company entered into an agreement with First Associates Investments Inc. (the “Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units on a bought deal basis, at a price of $0.65 per Unit for aggregate proceeds of 3,000,400. Each Unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at an exercise price of $0.85 per common share at an exercise price of $0.85 per common share at any time on or before 24 months from closing.

The Underwriter was granted and has exercised an option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to closing. The offering is scheduled to close on or about August 16, 2005 subject to receiving all regulatory approvals and completion of due diligence by the Underwriter.

The Underwriter will receive a commission equal to 9.21% of the gross proceeds of $6,000,800. In addition, the Underwriter will also be granted a non-transferable option (“Underwriter’s Option”) to acquire additional Units (“Underwriter’s Units”) in the amount equal to 2.65% of the number of units sold to a maximum of 244,648 Underwriter’s Units. Each Underwriter’s Option shall entitle the holder to acquire one Underwriter’s Unit at an exercise price of $0.65 exercisable up to 24 months following the closing date of this offering. The warrants included in the Underwriter’s Unit will have the same terms and conditions as the placees’s warrants.

The proceeds, net of cash commission and costs, raised from this offering will be used to maintain its percentage ownership interest in Africo (see below under Investment in Africo Resources Ltd.), for exploration of the Company’s mineral properties and for general working capital.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 8 of the consolidated annual financial statements of the Company for the fiscal year ended December 31, 2004.

TRANSACTIONS WITH RELATED PARTIES

Please refer to note 3 - related party transactions in the interim consolidated financial statements of the Company for the quarter ended June 30, 2005.

Legal services

David Reid is a director of the Company and a partner at Davis & Company. David Reid and other staff members of Davis & Company provide legal services to the Company.

For the three and six months ended June 30, 2005, the Company accrued $50,000 and $90,000 respectively for professional fees and related costs.

PROPOSED TRANSACTIONS

Equity financing

On July 26, 2005, the Company entered into an agreement with First Associates Investments Inc. (the “Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units on a bought deal basis, at a price of $0.65 per Unit for aggregate proceeds of 3,000,400. Each Unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at an exercise price of $0.85 per common share at an exercise price of $0.85 per common share at any time on or before 24 months from closing.

The Underwriter was granted and has exercised an option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to closing. The offering is scheduled to close on or about August 16, 2005 subject to receiving all regulatory approvals and completion of due diligence by the Underwriter.

The Underwriter will receive a commission equal to 9.21% of the gross proceeds of $6,000,800. In addition, the Underwriter will also be granted a non-transferable option (“Underwriter’s Option”) to acquire additional Units (“Underwriter’s Units”) in the amount equal to 2.65% of the number of units sold to a maximum of 244,648 Underwriter’s Units. Each Underwriter’s Option shall entitle the holder to acquire one Underwriter’s Unit at an exercise price of $0.65 exercisable up to 24 months following the closing date of this offering. The warrants included in the Underwriter’s Unit will have the same terms and conditions as the placees’s warrants.

The proceeds, net of cash commission and costs, raised from this offering will be used to maintain its percentage ownership interest in Africo (see below under Investment in Africo Resources Ltd.), for exploration of the Company’s mineral properties and for general working capital.

Investment in Africo Resources Ltd.

On August 1, 2005, the Company has agreed to participate in an Africo non-brokered private placement of $5.0 million (“Africo second round mezzanine equity financing”) to maintain its 36.8% ownership in Africo. The Company’s share of the Africo private placement will be $1.8 million and this Africo equity financing is expected to close in August 2005.

Subsequent to the Africo second round Mezzanine financing, Africo is expected to complete a third round Mezzanine equity financing scheduled for closing on September 30, 2005. The Company at its sole discretion may elect to participate in this third round Africo financing.

Also see note 4(a). There is no quoted market for the Company’s investment in Africo.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2004. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

No new changes

CORPORATE CHANGES

In February 2005, Mr. Kevin Sherkin, LLB and Mr. John R. Brodie, FCA joined the Board of the Company as independent directors. Mr. Douglas Forster and Mr. Michael Gray stepped down from the board to allow for the new board appointments.

In May 2005, the Company announced that, by mutual agreement, Mr. Michael Gray has left the employ of the Company. The Company thanks Mr. Gray for his service to the Company and wishes him well in his future endeavors.

In July 2005, Mr. Peter Wong, CA, tendered his resignation as CFO of the Company with an effective date of August 24, 2005.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 13, 2005, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	56,882,524
Stock options	4,785,000
Warrants	6,037,829
Fully diluted shares outstanding	67,705,353

CAUTIONARY NOTICES

The Company’s interim consolidated financial statements for the period ended June 30, 2004 and this accompanying MD&A include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. Other than statements of historical fact, all statements in these documents, including without limitation, statements regarding potential mineralization and resources, future plans and objectives of the Company, are forward looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among ,other others, the ongoing results of current exploration activities, feasibility studies, on-going engineering work, changes in project parameters, and future metal prices, as well as those factors discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Work on the Projects was carried out under the supervision of the following Qualified Persons as defined under NI 43-101: Darwin Green, M.Sc., P.Geol., for the McFinley Project, David Copeland, M.Sc., P.Geol., for the Golden Promise Project, Michael Gray M.Sc., P.Geol., for the Avalon Project and Dave Mullen, B.Sc., for the H-Pond Project, Michael Evans (PR.Sci.Nat) for the Africo project. Historical resource calculation on the Main McFinley Peninsula area was performed by Glen Hogg, P.Eng. and QP.

TABLE 1

Phoenix Zone - Economically Significant Intersections

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-02	45.10	52.30	6.76	7.20
Incl.	45.10	47.90	14.99	2.80
PZ-03	55.10	59.90	15.46	4.80
Incl.	58.00	59.90	33.31	1.90
PZ-08	52.17	55.20	5.37	3.03
PZ-09	68.85	72.10	8.87	3.25
PZ-10	91.75	109.15	1.96	17.40
Incl.	108.15	109.15	10.40	1.00
PZ-12	136.46	137.86	28.66	1.40
PZ-21	48.46	50.75	11.06	2.29
	69.85	71.90	13.95	2.05
PZ-23	74.95	78.05	70.10	3.10
PZ-25	112.35	120.35	8.42	8.00
Incl.	116.30	119.80	15.81	3.50
PZ-26	109.82	113.00	8.55	3.18
PZ-30	79.55	81.30	10.06	1.75
PZ-34	118.10	119.30	20.54	1.20
PZ-43	124.40	125.80	15.16	1.40
PZ-47	119.00	124.30	9.01	4.50
Incl.	122.60	124.30	22.24	1.70
PZ-48	61.00	90.45	2.21	29.45
Incl.	88.09	89.56	33.22	1.47
PZ-51	66.30	71.60	2.86	5.30
Incl.	66.30	67.90	6.82	1.60
PZ-57	50.00	56.05	2.65	6.05
Incl.	54.98	56.05	11.47	1.07
PZ-58	73.50	73.80	136.50	0.30
PZ-59	44.10	52.60	6.02	8.50
Incl.	47.60	49.75	17.24	2.15
PZ-60	83.70	91.30	2.21	7.60
Incl.	89.65	91.30	6.24	1.65
PZ-66*	136.80	137.30	37.50	0.50
PZ-69	134.55	136.40	9.50	1.85
PZ-75*	39.00	41.00	11.04	2.00
PZ-76*	73.30	75.60	12.64	2.30
Incl.	73.60	74.90	20.18	1.30
PZ-77*	28.95	31.35	8.89	2.40
PZ-80*	54.20	55.35	12.55	1.15
PZ-81*	121.40	123.00	53.27	1.60
PZ-82*	8.65	17.60	5.16	8.95
Incl	8.65	9.10	29.50	0.45
PZ-83*	7.90	19.00	4.51	11.10
Incl.	10.20	17.90	6.00	7.70
And	15.80	17.90	8.72	2.10
PZ-84*	10.85	17.35	5.22	6.50
PZ-92*	21.65	35.65	1.93	14.00

McFinley Gold Property
Phoenix Zone
Inclined Longitudinal Section
Looking Towards 115 Azimuth
Dip – 45 degrees to the northwest
DDH (PZ-1)
Au g/t x metres <2
Au g/t x metres >2
Au g/t x metres >5
Au g/t x metres >10
Au g/t x metres >20
DDH (Other > 15 g/t x m)
Au g/t x metres >15
Au g/t x metres >20
2005 drill holes marked with bold outline
Contours
Au g/t x metres >2
Au g/t x metres >5
Au g/t x metres >10
Au g/t x metres >20
0 50m 100m
0m
-100m
-200m
Distance Down-dip (metres)
300m Elev
200m Elev
100m Elev
Elevation (metres)
CARZ
(projected 75 m onto section)
6N 5N 4N 3N 2N 1N 0N 1S 2S 3S 4S 5S 6S 7S 8S